
June 10, 2022

Parag Agrawal
Chief Executive Officer
Twitter, Inc.
1355 Market Street, Suite 900
San Francisco, CA 93103

      Re: Twitter, Inc.
          Preliminary Proxy Statement on Schedule 14A
          Filed May 16, 2022
          File No. 001-36164

Dear Mr. Agrawal:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed May 16, 2022

Parties Involved in the Merger, page 1

1.   Naming the parties involved in the merger is not the equivalent of naming the participants in the solicitation. Please advise us, with a view towards revised disclosure, how the registrant and persons acting on its behalf have complied with Item 4 of Schedule 14A titled "Persons Making the Solicitation." In addition, please expressly identify Elon Musk as a participant given the soliciting material he already has filed in reliance on Rule 14a-12 and CDI 164.02 in the context of this solicitation. See Item 4(a)(2) of Schedule 14A and corresponding Rule 14a-3(a) of Regulation 14A.

Interests of Twitter's Directors and Executive Officers in the Merger, page 9

2.   Given that Elon Musk is participating in this solicitation, please describe any substantial interest that he has, directly or indirectly, by security holdings or otherwise, not shared on a pro rata basis with all other holders of the same class of common stock that will be

voting on the merger proposal. This disclosure could include, for example, any compensation or other benefits Mr. Musk expects to receive if he serves on the board of directors or as an executive officer of Twitter once the business combination is effectuated. See Item 5(a) of Schedule 14A and the Instruction thereto.

Transaction Summary

Appraisal Rights, page 10

3. Please clarify whether shareholders who do not vote by proxy or at the special meeting (versus those who vote against the merger) can exercise appraisal rights.

Conditions to the Closing of the Merger, page 14

4. Reference is made to the potential waiver of certain conditions, one of which ultimately relates to the absence of a Material Adverse Effect. Given the examples that have been provided on pages 113-114 which illustrate the types of changes that will not be taken into account in determining the existence of a Material Adverse Effect, please confirm for us, if true, that any and all changes in the market price and any subsequent revision to the number of reported false or spam monetizable daily user accounts will not be considered a Material Adverse Effect. Alternatively, please revise the disclosures to remove the implication that any deviation in stock price or discovery of more false or spam monetizable daily user accounts will not be considered relevant for purposes of determining the existence of a Material Adverse Effect.

Litigation Relating to the Merger, page 18

5. Please revise to include a reference to the complaint filed in California's Northern District Court and any other additional complaints that have been filed by shareholders or Twitter but not yet disclosed. Please also provide a brief summary of the complaint(s) under the heading "Litigation Relating to the Merger" starting on page 105.

Questions and Answers, page 19

6. Please add a Question and Answer addressing recent developments and communications regarding the merger between Elon Musk and Twitter, including his concerns about the data regarding spam and false accounts on the Twitter platform (e.g., the June 6, 2022 correspondence from Mr. Musk's counsel to the Chief Legal Officer of Twitter). Discuss any uncertainties and/or risks regarding the consummation of the merger created by Mr. Musk's concerns.

What vote is required to approve the proposal to adopt the merger agreement?, page 22

7. Please disclose the percentage of shares beneficially held by the officers and directors of Twitter and by Elon Musk and his affiliates. Disclose the percentage of votes of the unaffiliated shareholders that is required to approve the proposed business combination.

8.   We note that Morgan Stanley beneficially owns 8.8% of your outstanding shares, while a subsidiary of Morgan Stanley is to provide the financing in this transaction. Please tell us whether there are any agreements, arrangements or understandings with Morgan Stanley regarding the vote for the merger proposal. Disclose any potential conflicts of interest by Morgan Stanley arising from its role in financing the transaction, Mr. Musk's outside financial advisor, and as a significant shareholder of Twitter.

Vote Required; Abstentions and Broker Non-Votes, page 34

9.   Item 21(b) of Schedule 14A requires the person filing the proxy statement to disclose "the method by which votes will be counted [and] the treatment and effect of [ ] broker non-votes…" With respect to your disclosure regarding "broker non-votes," please revise to clarify, if true, that you are referring to the NYSE's definition of "broker non-votes," as the Commission has a different definition. See Exchange Act Release No. 30849 (June 24, 1992); see also Exchange Act Release No. 62764 (September 15, 2011) (expressly identifying "broker non-votes" as instances where brokers are allowed to use their discretion to vote absent instructions).

Background of the Merger, page 41

10.   We note your disclosure on page 48 that, on April 19, 2022, representatives of Goldman Sachs and J.P. Morgan provided an update on the outreach from financial sponsors and institutional investors regarding their interest in participating in a potential acquisition of Twitter. State, if true, that none of these financial sponsors or institutional investors presented an acquisition proposal for Twitter's consideration. Provide similar statements, if true, wherever you discuss the similar updates from Goldman Sachs and J.P. Morgan to the Transactions Committee or the board of directors.

11.   Expand your Background of the Merger section to discuss more specifically the board of directors' negotiation efforts with respect to the amount of the merger consideration offered by Elon Musk, including the extent to which the board of directors sought to negotiate an increase from Mr. Musk's offer of $54.20 in cash per share of Twitter's common stock.

12.   The letter to Bret Taylor, Twitter's Chairman of the Board, from Elon Musk dated April 24, 2022, stated in relevant part that "[a]ny such rollover transaction would be structured as a separate negotiated transaction [ ] and would not affect the proposed $54.20 cash offer transaction." Recognizing that the cited statement is attributed to Mr. Musk and not Twitter, please revise the proxy statement on page 89 under the subheading "Arrangements with the Parent, Acquisition Sub and Mr. Musk" to remove the implication that such rollover opportunities, should they arise in the context of a vote to approve the merger proposal, would always have no effect upon the "$54.20 cash offer transaction" even if separately negotiated.

13.   Please disclose the board of directors' consideration, if any, of the fact that the Schedule 13G filed by Mr. Musk on April 4, 2022 to disclose his acquisition of a 9.2% stake in

Twitter common stock was not made within the required 10 days from the date of acquisition, as required by Rule 13d-1(c). Similarly, disclose the board of directors' consideration, if any, of the fact that Mr. Musk filed a Schedule 13G in reliance on Rule 13d-1(c), which is unavailable for a person who acquires securities with the purpose or effect of changing or influencing control of the company. Disclose what consideration, if any, the board of directors gave to possible non-compliance by Mr. Musk with Section 13(d) and other provisions of the federal securities laws (and any resulting liability) when making its decision to recommend the merger agreement with Mr. Musk.

14. The letter to the board of directors submitted by Morgan Stanley on behalf of Elon Musk dated April 24, 2022 indicates the possibility of a rollover transaction for certain shareholders, including Jack Dorsey. Expand your discussion to include whether the board considered the possibility of a rollover transaction in evaluating the merger. Also, tell us whether you are aware of any other shareholders who have expressed interest in the possibility of contributing shares of your common stock to the Parent in order to retain an equity investment in Twitter following completion of the merger in lieu of receiving merger consideration in the merger.

The Merger
Opinion of Goldman Sachs & Co. LLC, page 60

15. Please provide us with copies of the board books and other written materials used for the presentations by Goldman Sachs and J.P. Morgan to the board of directors regarding their fairness opinions. We may have further comments after reviewing these materials.

16. Clarify, if true, that the "Forecasts" used by Goldman Sachs are the same as the "Unaudited Prospective Financial Information" disclosed on pages 78-81.

17. Your disclosure indicates that Goldman Sachs might realize, after taking into account any estimated hedging gains and losses, a net gain ranging from approximately $4.6 million to approximately $56.1 million. Please explain in more detail the large range in net gain and the circumstances that would cause Goldman Sachs to realize $4.6 million versus $56.1 million.

Unaudited Prospective Financial Information, page 78

18. Please disclose the date that the unaudited prospective financial information was prepared by Twitter management.

19. Please tell us whether management prepared forecasts for operating expenses for 2022 through 2027. We note your disclosure that the company assumed operating expenses growing 19% year-over-year in fiscal year 2022 and 4% year-over-year in fiscal year 2023.

Arrangements with Parent, Acquisition Sub and Mr. Musk, page 89

20. We recognize that as of the date of the proxy statement submission, no director or

executive office of Twitter had entered into an agreement with the Parent, Acquisition Sub and/or Elon Musk. Please advise us, with a view towards revised disclosure, whether any agreements have since been reached with respect to voting in support of the merger agreement, or otherwise, between the Parent, Acquisition Sub and/or Mr. Musk and any director or executive officer of Twitter.

21. The disclosure under the beneficial ownership tables at pages 133-134 indicates that Jack Dorsey holds 2.4%, and Morgan Stanley and Morgan Stanley Investment Management, Inc., beneficially own 8.8%, of the Twitter common stock. If aggregated with the approximately 9.6% beneficial ownership position held by Elon Musk, these parties collectively hold approximately 20.8% of the voting power of Twitter common stock eligible to vote on the impending business combination. We note the disclosure in the Background of the Merger section that describes Mr. Dorsey as a "friend" of Mr. Musk, that he is considering contributing shares of Twitter common stock to the Parent at or immediately prior to closing in exchange for retaining equity in the post-merger entity, and that Morgan Stanley Senior Funding, Inc., is involved in the financing of the prospective business combination. Recognizing that Twitter is not responsible for the reporting obligations of these persons, please provide us with Mr. Dorsey's analysis describing the basis upon which Mr. Dorsey concluded that he was not acting as a group within the meaning of Section 13(d)(3) with the Parent, Acquisition Sub, Mr. Musk, Morgan Stanley, and Morgan Stanley Investment Management, Inc. For example, advise us, with a view towards revised disclosure, whether any express or implied agreements, arrangements, or understandings exist for Mr. Dorsey to vote in favor of the proposed business combination in light of the personal view he expressed on April 5, 2022 that "Twitter would be able to focus on execution as a private company" and his statement on April 25, 2022 that for purposes of "[s]olving for the problem of [Twitter] being a company, Elon is the singular solution I trust."

Litigation Involving the Merger, page 105

22. The cited complaint at paragraphs 3, 51, 64 and 86 alleges that Elon Musk had agreements, arrangements or understandings with at least two Twitter stockholders, Mr. Dorsey and Morgan Stanley, whose support for the proposed transaction he has secured. We further note Mr. Dorsey's position as a member of Twitter's board and the collective voting power held by the persons alleged to have reached an agreement, arrangement or understanding exceeds 20% of Twitter's outstanding stock. We also note that Mr. Dorsey may contribute his Twitter common stock in exchange for retaining equity in the post-merger entity and that Mr. Musk has secured, and continues to seek, similar rollover arrangements with other significant Twitter shareholders. Rollover transactions may result in affiliates of the issuer becoming affiliates of the buyer and result in the application of Rule 13e-3. See the Commission statement directly preceding footnote number six to Release No. 34-16075 (August 2, 1979). Please provide us with an analysis of the basis for the apparent conclusion that Rule 13e-3 was inapplicable to the proposed merger. Your analysis on Rule 13e-3 should address the role that Mr. Dorsey, a Twitter

director, played in the discussions leading to the merger agreement, as disclosed in the Background of the Merger section.

<u>General</u>

23.   Item 1(b) of Schedule 14A, codified at Rule 14a-101 of Regulation 14A, requires that the approximate date on which the proxy statement and form of proxy are first sent or given to security holders be disclosed on the first page of the proxy statement. The term "proxy statement" is defined in Rule 14a-1(g), and this definition does not specify a requirement to include the Notice of Special Meeting or voluntarily included letter to shareholders. At present, the projected date of distribution is set forth at the end of the cover letter to stockholders. Please relocate the projected date of distribution for the proxy statement and form of proxy to the first page of the proxy statement as defined.

24.   Please revise to include the legend required by Rule 14a-6(e)(1) on the first page of the proxy statement as defined in Rule 14a-1(g).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Nicholas Panos, Senior Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3266, Austin Pattan, Staff Attorney, at (202) 551-6756 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Katharine Martin